Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

October 3, 2019

Attn.	Attn.
Israel Securities Authority Dear Sir or Madam,	The Tel-Aviv Stock Exchange Ltd

Re: Immediate Report - Extension of Tax Decision

Further to Bezeq’s previous immediate report regarding a tax decision that includes a preliminary approval from the Tax Authority for tax purposes for the merger of DBS Satellite Services (1998) Ltd. with and into Bezeq in accordance with the provisions of section 103B of the Income Tax Ordinance, approval which is valid until December 31, 2019 (the “Tax Decision”), Bezeq hereby report that on October 2, 2019, Bezeq received a letter from the Tax Authority which extends, at the request of Bezeq, the validity of the Tax Decision in one year, until December 31, 2020.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.